FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 000-30850

Valcent Products Inc.
789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Report of Foreign Private Issuer

On July 21, 2008 Valcent Products, Inc. (the “Company”) closed a private placement whereby it issued four secured convertible promissory notes (individually a “Note” and collectively the “Notes”) in the aggregate principal amount of $2,428,160, but with an aggregate purchase price of $2,168,000.  The difference in the principal amount and the purchase price reflects the Notes’ interest rate.

The Notes were offered and sold to accredited investors only.  One of the Notes was issued to a Director of the Company and our Chief Financial Officer (being a Note in the principal amount of $188,160).  The proceeds from the sale of the Notes will be used by the Company for general working capital and the repayment of certain Company indebtedness.  In conjunction with the offering we paid fees to a third party of $160,000 and issued warrants as further described below.

The Notes

At the Notes’ maturity the outstanding principal balance, plus an amount equal to 30% of the then outstanding principal balance of the Notes, will be due and payable.  The Notes may be converted into shares of Company common stock at any time at a conversion price of $0.51 per share.  However, after January 16, 2009, the conversion price of the Notes will equal the lesser of $0.51 (unless the conversion price has been adjusted) and 70% of the average of the five lowest closing bid prices of our common stock for the ten trading days prior to the conversion date.  While the Notes are outstanding, the $0.51 conversion price may be adjusted if the Company issues common stock or common stock equivalents (as defined in the Notes) at a price less than the current market price, however certain issuances are excluded, including the issuance of securities under a previously adopted stock option plan and issuances of securities pursuant to certain pre-existing agreements.

We may prepay the Notes at any time in full by paying the full outstanding principal balance plus a redemption fee of 30%.  Additionally, within the first six months from the issuance of the Notes, upon the receipt of a notice of a conversion we may elect to prepay the Note by paying the full principal balance due plus a redemption fee equal to 30%.   Alternatively, after six months from the issuance date of the Notes, if we notify the holder of our intent to prepay the Note, the holder may elect to convert the Note into shares of common stock.    The holder of each Note may elect to require the Company to prepay the Note in full plus pay the 30% redemption fee upon the occurrence of certain events such as a merger, the sale of more than 50% of the Company’s assets, our common stock being deregistered under the 1934 Act or our stock no longer being quoted on the OTC Bulletin Board.

The Warrants

We issued each investor in the private placement two warrants, one warrant being redeemable by the Company (the “Redeemable Warrants”) and the other being non-redeemable (the “Non-Redeemable Warrants”).  Collectively the Redeemable Warrants and Non-Redeemable Warrants are referred to as the “Warrants.”  The Non-Redeemable Warrants are exercisable at $0.55 and the Redeemable Warrants are exercisable at $0.75.  In total at closing we issued the investors Non-Redeemable Warrants to purchase an aggregate of 4,761,098 shares of common stock and Redeemable Warrants to purchase an aggregate of 2,380,550 shares of common stock.  Further, we issued 439,216 Non-Redeemable Warrants and 219,608 Redeemable Warrants as part of the fees paid to close the transaction.

The Warrants are exercisable for five years and may be exercised on a cashless basis. The exercise price of the Warrants may be adjusted if we sell or issue any shares of common stock or common stock equivalents for a consideration per share less than the exercise price in effect immediately prior to such issuance or sale.  If such a sale or issuance occurs then the Warrants’ exercise price then in effect shall be reduced to an amount equal to the issuance price, exercise price, exchange price or purchase price for such issuance and the number of shares the Warrants may be exercised for will also be adjusted.  However, as described in the Warrants certain issuances will not cause either the exercise price or the number of shares the Warrants may be exercised for to be adjusted.

The Redeemable Warrant may be redeemed by the Company only if certain conditions have been satisfied including the Company’s common stock having closed at a price of $1.50 per share for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144.

Other Transaction Documents

The Notes are secured by all or substantially all of the Company’s assets and are guaranteed by each of the Company’s subsidiaries, being Valcent USA Inc., Valcent Management LLC, Valcent Manufacturing Ltd., Vertigro Algae Technologies LLC, and Valcent EU Limited (collectively referred to as the “Subsidiaries”).  As such, at closing the Company and each of the Subsidiaries, executed a Security Agreement and a Patent, Trademark and Copyright Security Agreement.  Further, Valcent Manufacturing, Ltd. executed a Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing relating to real property it owns in Texas for the benefit of the investors.

Each of the Subsidiaries executed a Guaranty Agreement whereby each of the Subsidiaries jointly and severally agreed to guaranty the Company’s obligations to the investors  However, in regards to Vertigro Algae Technologies LLC (“Vertigro”) its guaranty (and its corresponding obligations under the Security Agreement) is conditional on certain funds or advances being made to or from Vertigro and the Company or the Subsidiaries.  Additionally, the Guaranty (and the Security Agreement) permit Vertigro to be released as a guarantor in certain circumstances.

At the closing the Company executed certain other agreements.  Those not described in this report, and which are material to the Company, are attached hereto as exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

4.1	Form of Zero Coupon Senior Secured Convertible Promissory Note
4.2	Form of Series A Warrant
4.3	Form of Series B Warrant
10.1	Form of Note and Purchase Agreement
10.2	Security Agreement
10.3	Deed of Trust

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

Date: July 24, 2008	By:	/s/ George Orr
Name: George Orr
Title: Chief Financial Officer and Director